                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                          R-B Rubber Products, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                         Common Stock, no par value
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  749270104
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                               (CUSIP Number)

         Marvin S. Wool                     COPY TO: Thomas A. Litz, Esq.
         Dash Multi-Corp., Inc.                      Thompson Coburn LLP
         2500 Adie Road                              One US Bank Plaza
         Maryland Heights, Missouri 63043            St. Louis, Missouri 63101
         (314) 432-3200                              (314) 552-6000

-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                               August 13, 2002
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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 CUSIP No.749270104                                           Page 2 of 7 Pages
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                                SCHEDULE 13D

===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dash Multi-Corp., Inc.
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
2                                                                      (b) / /

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS*
4        WC

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Missouri

===============================================================================
                           SOLE VOTING POWER
                     7     - 0 -

    NUMBER OF        ==========================================================
     SHARES                SHARED VOTING POWER
  BENEFICIALLY       8     2,267,146
    OWNED BY
      EACH           ==========================================================
    REPORTING              SOLE DISPOSITIVE POWER
     PERSON          9     - 0 -
      WITH
                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    2,267,146

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       2,267,146

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES*                                                           / /

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       70.1%

===============================================================================
         TYPE OF REPORTING PERSON*
14       CO

===============================================================================




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--------------------                                         -------------------
 CUSIP No.749270104                                           Page 3 of 7 Pages
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--------------------                                         -------------------



                                SCHEDULE 13D

===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marvin S. Wool
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
2                                                                      (b) / /

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS*
4        PF

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                    / /

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        United States

===============================================================================
                           SOLE VOTING POWER
                     7     16,800

    NUMBER OF        ==========================================================
     SHARES                SHARED VOTING POWER
  BENEFICIALLY       8     2,267,146
    OWNED BY
      EACH           ==========================================================
    REPORTING              SOLE DISPOSITIVE POWER
     PERSON          9     16,800
      WITH
                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    2,267,146

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       16,800

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES*                                                           /X/

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       0.5%

===============================================================================
         TYPE OF REPORTING PERSON*
14       IN

===============================================================================



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--------------------                                         -------------------
 CUSIP No.749270104                                           Page 4 of 7 Pages
          ---------
--------------------                                         -------------------


ITEM 1.           SECURITY AND ISSUER:

         No change.


ITEM 2.           IDENTITY AND BACKGROUND:

         No change.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         Dash Multi-Corp., Inc. ("Dash") purchased the shares of common stock of R-B Rubber Products, Inc. ("R-B Rubber") reported hereby using working capital and cash on hand. Marvin S. Wool purchased the shares of common stock of R-B Rubber reported hereby using personal funds.

         In each of March 2001 and December 1999, R-B Rubber declared a 20% common stock split in the form of a stock dividend. As a result, the share amounts of each of Dash and Mr. Wool were proportionally increased.


ITEM 4.           PURPOSE OF TRANSACTION:

         On August 13, 2002, Dash and R-B Rubber entered into an Agreement and Plan of Merger which provides for the merger of R-B Acquisition Corp., a wholly-owned subsidiary of Dash, with and into R-B Rubber. The merger will result in R-B Rubber becoming a wholly-owned subsidiary of Dash. Upon the closing of the merger: (a) each share of common stock of R-B Rubber issued and outstanding (other than shares owned by Dash) will be converted into the right to receive a cash payment of $2.80 per share; and (b) the holder of each option to acquire shares of common stock of R-R Rubber with an exercise price less than $2.80 will receive the difference between $2.80 and the exercise price of the option for each share covered by the option. Options with an exercise price of $2.80 or greater will be cancelled. The merger is subject to a number of conditions, including shareholder approval. As of September 20, 2002, R-B Rubber reported 967,125 shares of common stock issued and outstanding and not held by Dash and options to purchase 360,240 shares with an exercise price of less than $2.80.

         If the merger is completed, the merger will constitute a "going private" transaction under the U.S. securities laws. Following the merger:
(a) the common stock of R-B Rubber will no longer be publicly traded or quoted on the Nasdaq Small-Cap Market; and (b) R-R Rubber will terminate its reporting obligations under the Securities Exchange Act of 1934, as amended.

         R-B Rubber filed a proxy statement, and R-B Rubber, Dash and R-B Acquisition Corp. filed a Schedule 13E-3, with the Securities Exchange Commission on September 20, 2002 relating to the proposed transaction which contains important information about the transaction.



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--------------------                                         -------------------
 CUSIP No.749270104                                           Page 5 of 7 Pages
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--------------------                                         -------------------

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a) Dash is the beneficial owner of 2,267,146 shares of common stock, representing approximately 70.1% of the 3,234,271 shares of common stock issued and outstanding as of September 20, 2002. As the controlling shareholder of Dash, Mr. Wool may be deemed to share indirect beneficial ownership of the shares reported by Dash. Mr. Wool disclaims all such beneficial ownership. In addition, Mr. Wool is the beneficial owner of 16,800 shares of common stock, representing 0.5% of the 3,234,271 shares of common stock outstanding as of September 20, 2002.

         (b) Dash and Mr. Wool may be deemed to have shared voting and shared dispositive power with respect to 2,267,146 shares of common stock, representing approximately 70.1% of the 3,234,271 shares of common stock issued and outstanding as of September 20, 2002. In addition, Mr. Wool may be deemed to have sole voting and dispositive power with respect to 16,800 shares of common stock, representing approximately 0.5% of the 3,234,271 shares of common stock issued and outstanding on September 20, 2002.

         (c) In each of March 2001 and December 1999, R-B Rubber declared a 20% common stock split in the form of a stock dividend. As a result, the share amounts of each of Dash and Mr. Wool were proportionally increased.

         The following sets forth the date, amount and purchase price of R-B Rubber common stock purchased by Dash since the date of the original
Schedule 13D filed in June 1999. Mr. Wool did not purchase any shares of R-B Rubber common stock during that period, but he did receive a stock option to purchase 16,800 shares of R-B Rubber common stock.

                       DATE          NUMBER OF SHARES         PURCHASE PRICE
                       ----          ----------------         --------------
                     05/09/01                500                  $2.89
                     05/09/01                500                   3.08
                     05/10/01              2,000                   3.05
                     05/10/01              3,500                   3.06
                     05/11/01                500                   3.30
                     05/14/01              3,000                   3.11


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         See the description of the Agreement and Plan of Merger between Dash, R-B Acquisition Corp. and R-B Rubber contained in Item 4.


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 CUSIP No.749270104                                           Page 6 of 7 Pages
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--------------------                                         -------------------

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1 Agreement and Plan of Merger, dated as of August 16, 2002, incorporated herein by reference to Annex A to the Preliminary Proxy Statement filed by R-B Rubber Products, Inc. on September 20, 2002.

         Exhibit 2         Joint Filing Agreement.






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 CUSIP No.749270104                                           Page 7 of 7 Pages
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--------------------                                         -------------------



                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2002                 DASH MULTI-CORP., INC.



                                       By: /s/ Marvin S. Wool
                                           ------------------------------------
                                           Marvin S. Wool, President, Chairman,
                                           and Chief Executive Officer



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: October 3, 2002
                                       /s/ Marvin S. Wool
                                       ----------------------------------------
                                       Marvin S. Wool